

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002735

January 26, 2005

Bradley A. Helms
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/26/2005

Re: Amgen Inc.
Incoming letter dated December 20, 2004

Dear Mr. Helms:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Amgen by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 3, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
JAN 27 2005
1083

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

LATHAM&WATKINS LLP

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	Washington, D.C.

December 20, 2004

File No. 030678-0005

VIA COURIER

NO-ACTION REQUEST

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amgen Inc.
Omission of Stockholder Proposal

Ladies and Gentlemen:

We are writing on behalf of our client, Amgen Inc. (the "Company"), with regard to the shareholder proposal and supporting statement (the "Proposal") submitted by the American Federation of State, County and Municipal Employees' Employees Pension Plan ("AFSCME") for inclusion in the Company's proxy statement (the "Proxy Statement") for the Company's Annual Meeting of Stockholders scheduled to be held on May 11, 2005 (the "2005 Annual Meeting"). A copy of the Proposal as first submitted by AFSCME is attached hereto as Exhibit "A." The Company believes that the Proposal may be properly omitted from its Proxy Statement pursuant to Rule 14a-8(i)(10) because the Company has already implemented the matters requested. We respectfully request on behalf of the Company confirmation from the Staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission based on the omission of the Proposal.

I. The Proposal May be Omitted Under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

The Company believes that, in accordance with Rule 14a-8(i)(10), it may omit the Proposal from its Proxy Statement because (a) the Company's current Stock Ownership Guidelines, adopted by the Company's board of directors (the "Board") on December 10, 2002 (the "Stock Ownership Guidelines"), (b) the disclosures that the Company plans to make to its stockholders regarding the Stock Ownership Guidelines in its Proxy Statement and the planned publication of the Stock Ownership Guidelines on the Company's website after the 2005 Annual Meeting and (c) certain provisions of the Company's Insider Trading Policy, substantially implement each of the goals of the Proposal.

Applicable Authority

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." The purpose of this exclusion is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management...." *SEC Release No. 12598* (July 7, 1976). Rule 14a-8(i)(10) does not require that a shareholder's proposal be implemented precisely as proposed, but only that it has been "substantially implemented." *SEC Release No. 34-20091* (Aug. 16, 1983). The Staff has indicated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (where the company's environmental policies, practices and procedures rendered moot the proposal requesting the company subscribe to the "Valdez principles").

Additionally, the Staff has consistently taken the position that a stockholder proposal has been substantially implemented when a company has already taken steps to fulfill the overarching goal of the proposal. For example, in *American HomePatient, Inc.* (April 12, 2000), in circumstances similar to those raised by the Proposal, a stockholder of American HomePatient, Inc. ("AHP") proposed that AHP adopt a stock ownership policy applicable to its directors. After receiving the proposal, AHP's board of directors adopted the proposal with minor modifications and clarifications, including changes to how and when the directors were to establish their equity interest in AHP. The Staff issued a no-action letter allowing AHP to omit the proposal from its proxy statement because AHP had substantially implemented the proposal. Similarly, in *Masco Corporation* (March 29, 1999), the Staff allowed the omission of a proposal that required a new standard for the qualifications of "outside directors" because the company's board of directors adopted a standard that was similar, but not identical, to the standard set forth in the proposal. In fact, the Staff refused to reconsider its decision for no-action after the proponent argued that the modifications to the proposal as adopted by the company did not substantially implement the goal of the original proposal. See *Masco Corporation (Recon)* (April 19, 1999).

The Stockholder Proposal

AFSCME's Proposal urges the Compensation and Management Development Committee of the Board (the "Committee") to adopt a policy that contains three principal features: (a) that senior executives should be required to retain a percentage of shares acquired by them through equity compensation plans, (b) that the Committee report to stockholders regarding the policy before the Company's 2006 Annual Meeting of Stockholders and (c) that the policy address the permissibility of hedging and other transactions by senior executives. As expressed in AFSCME's supporting statement, the goal of the Proposal is to focus senior executives on Amgen's long-term success and align their interests with those of Amgen's stockholders.

The Proposal is not unique. Rather, with only minor differences, the Proposal is nearly identical to that submitted by AFSCME to Adobe Systems, Inc. for inclusion in Adobe's 2003 proxy statement (the "2003 Adobe Proposal"). Indeed, AFSCME's errant reference to "Amgen Systems, Inc." in the first line of the Proposal raises a strong inference that substantially the entire Proposal was "cut-and-pasted" from the 2003 Adobe Proposal. When considering whether the Company may omit all of the Proposal because it has already been substantially implemented, or omit portions of the Proposal because they are false or misleading, the strong similarity between the Proposal and the 2003 Adobe Proposal is significant for two principal reasons. First, because the Staff granted no-action relief to Adobe in connection with the 2003 Adobe Proposal, the Staff has already had an opportunity to consider in detail the substance of, and form judgments regarding, the Proposal. See *Adobe Systems Inc.* (January 17, 2003) (the "Adobe No-Action Letter"). A copy of the Adobe No-Action Letter is attached hereto as Exhibit "B." Second, in the course of the Staff's consideration of Adobe's request for no-action relief in respect of the 2003 Adobe Proposal, AFSCME delivered to the Staff a letter, dated January 7, 2003 (the "2003 AFSCME Support Letter"), in support of its proposal. This letter sheds light on how AFSCME itself interprets the Proposal, making it clear that the Proposal was intended to be flexible, read broadly and to give the Company significant discretion in its implementation of the policies requested by the Proposal. Specifically, AFSCME represented to the Staff that, "The Proposal, which is non-binding, is drafted to give the Committee significant discretion in deciding how to develop and implement the retention policy." Similarly, AFSCME described the Proposal as "flexible" and specifically cautioned the Staff against reading the Proposal "too narrowly."

Amgen's Existing Policies and Plans

The Company agrees with AFSCME that stock ownership by senior executives serves to align the long-term interests of executives and stockholders. The Company believes that its existing policies and plans address the matters raised by AFSCME in the Proposal and serve to align the long-term interests of executives and stockholders

A. The Amgen Stock Ownership Guidelines

Amgen's Board adopted the Stock Ownership Guidelines, which are attached hereto as Exhibit "C," to align the long-term interests of executives and stockholders, as well as to send a positive message to the investment community about senior management's commitment to increasing stockholder value.

While the Proposal seeks indirectly to align the interests of senior executives and stockholders by requiring senior executives to retain shares acquired through equity compensation programs during their employment, the Stock Ownership Guidelines effect this goal more directly by requiring the Company's senior executives to own shares of the Company's stock equal to a multiple of the subject executive's base salary. This multiple is scaled to the relative seniority of the applicable officer. The Company's Chief Executive Officer is required to own stock with a value equal to five times his or her base salary, while Executive Vice-Presidents, Senior Vice-Presidents and Vice-Presidents respectively are required to own stock with a value equal to three, two and one times their respective base salaries. External Board members are required to own stock worth five times their annual retainer. As adopted in December 2002, the Stock Ownership Guidelines require that senior officers comply with the guidelines by December 2007.

B. *Planned Disclosures to Stockholders*

Although to date the Company has not disclosed the existence or details of its Stock Ownership Guidelines to the Company's Stockholders (which may explain AFSCME's submission of the Proposal), in light of the Proposal, the Company intends to describe the Stock Ownership Guidelines in the Proxy Statement and to post the guidelines on its website after the 2005 Annual Meeting.

C. *Prohibition of Hedging*

Amgen has had in place for many years a robust Insider Trading Policy, which is applicable to all employees, that is designed to aid its employees in meeting their obligations under the federal securities laws. One aspect of the Company's Insider Trading Policy is central to any analysis of whether the Company has substantially implemented the Proposal within the meaning of 14a-8(i)(10); namely, the blanket prohibitions against hedging transactions, derivative transactions, short sales and other similar transactions the permissibility of which the Proposal directs the Committee to address. The Insider Trading Policy prohibits short sales of Amgen securities, purchases or pledges of Amgen stock on margin and derivative or similar transactions with respect to Amgen securities.

Moreover, the Insider Trading Policy provides specific examples of prohibited derivative transactions, including purchases or sales of puts and calls (whether written or purchased or sold), options (whether "covered" or not), forward contracts, including but not limited to prepaid variable forward contracts, put and call "collars" ("European" or "American"), "equity" or "performance" swap or exchange agreements or any similar agreements or arrangements however denominated in Amgen securities. The net effect of these restrictions is to essentially proscribe hedging transactions.

D. *Discussion: The Company Has Substantially Implemented the Proposal*

As noted above, the Proposal has three principal features: (a) that senior executives should be required to retain a percentage of shares acquired by them through equity compensation plans, (b) that the Committee report to stockholders regarding the policy before the Company's 2006 Annual Meeting of Stockholders and (c) that the policy address the permissibility of hedging and other transactions by senior executives. The Company believes that it may omit the Proposal from its Proxy Statement because it has in place, or has committed to, policies, practices and procedures that compare favorably with each of these guidelines. See *Texaco, Inc.* (March 28, 1991).

1. Stock Retention Guidelines

The Company believes that its current Stock Ownership Guidelines compare quite favorably to the stock retention guideline set forth in the Proposal. As previously noted, the goal of both the Proposal and the Stock Ownership Guidelines is to align the long-term interests of stockholders and senior executives by helping to ensure that the Company's senior executives obtain "meaningful levels of stock ownership." The Stock Ownership Guidelines represent a more effective approach to accomplishing this goal. The Proposal prescribes ownership solely through the retention of stock acquired through the Company's equity compensation plans and provides no guarantee of actual stock ownership by executives. The Stock Ownership Guidelines, however, prescribe ownership by acquisition of the Company's securities through a variety of means, including open market purchases, and set clear standards for the amount of stock to be owned by senior officers. This broader and clearer approach encourages senior officers to acquire stock ownership through a variety of means in order to comply with the Stock Ownership Guidelines and will result in actual stock ownership by senior officers.

In sum, the Stock Ownership Guidelines merely represent a broader and surer approach to accomplishing the very goal that the Proposal is designed to achieve. Given AFSCME's past representations to the Staff that the Proposal should be construed broadly to give the Company significant flexibility and discretion, the differences between the broader approach taken by the Stock Ownership Guidelines and that suggested by the Proposal are insignificant, if not irrelevant. As it did under similar circumstances in *American HomePatient, Inc.* (April 12, 2000), the Staff has consistently taken the position that a stockholder proposal has been substantially implemented when a company has already taken steps to fulfill the overarching goal of the proposal, even when in doing so it modifies the proposal in insignificant ways. As discussed earlier, the modifications to the AHP shareholder proposal that the Staff determined were insignificant are similar to the differences between the Proposal and the Stock Ownership Guidelines; namely, changes to when and how directors were required to acquire company shares. Accordingly, the Company believes that the Staff should disregard the insignificant differences between the Proposal and the Stock Ownership Guidelines for purposes of determining whether the Company has substantially implemented the Proposal in accordance with Rule 14a-8(i)(10).

2. *Report to Stockholders*

The Company intends to describe its Stock Ownership Guidelines in its Proxy Statement and to post the Stock Ownership Guidelines on its website after the 2005 Annual Meeting. That the Company has chosen to make these disclosures after receipt of the Proposal is irrelevant to an analysis of substantial implementation under Rule 14a-8(i)(10). The Staff has long recognized that companies are permitted to take action substantially implementing a proposal after receiving the proposal. See *American HomePatient, Inc.* (April 12, 2000); *Masco Corporation* (March 29, 1999).

LATHAM&WATKINS LLP

Additionally, the Staff has recognized that no-action relief under Rule 14a-8(i)(10) may be appropriate where a company represents to the Staff that it will undertake certain actions and the no-action relief is based on such representation. For example, in *Intel Corp.* (Mar. 11, 2003), the proposal, if adopted, would have required the board to submit to shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution. The Staff decided not to recommend enforcement action if Intel omitted the proposal from its proxy materials in reliance on Rule 14a-8(i)(10), based on Intel's representation to the Staff that it intended to pass a resolution requiring stockholder approval in circumstances essentially identical to those set forth in the proposal. The Company's representation to the Staff that it will disclose its Stock Ownership Guidelines in its Proxy Statement and on its website appears to be a particularly apt basis upon which the Staff may grant no-action relief.

3. Assessment of Hedging and Other Similar Transactions

As noted above, ASFCME's concern that a stock ownership policy address hedging need not be addressed directly in the Company's Stock Ownership Guidelines because they are more than adequately addressed in the Company's Insider Trading Policy. The Company's Insider Trading Policy covers all employees and specifically prohibits such employees from effecting hedging transactions, derivative transactions, short sales and other similar transactions that have the effect of reducing the economic risks of stock ownership. The robust and detailed prohibitions set forth in the Insider Trading Policy compare quite favorably to the Proposal's guideline that the Committee merely "address" these issues in the recommended stock retention policy.

That these prohibitions are effected in a policy other than the Stock Ownership Guidelines is irrelevant to an analysis of substantial implementation under Rule 14a-8(i)(10). Nothing in Rule 14a-8(i)(10) indicates that substantial implementation hinges on whether the Company has addressed all aspects of the Proposal in a single policy or guideline. Indeed, the Staff's formulation of the Rule 14a-8(i)(10) test in *Texaco, Inc.* implies that substantial implementation may be achieved through multiple policies, procedures and practices. See *Texaco, Inc.* (March 28, 1991).

II. Portions of the Proposal May be Omitted Under Rule 14a-8(i)(3) Because They are Misleading.

Although the Company could persuasively object to a number of phrases and statements made by AFSCME in the supporting statement to the Proposal as false or misleading, the Company is mindful of the Staff's recently clarified views, as set forth in Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), regarding the application of Rule 14a-8(i)(3). Accordingly, in the event that the Staff does not concur with our view that the Proposal may be omitted in its entirety because it has been substantially implemented, the Company is prepared to address its objections to such false or misleading statements in a statement of opposition in the Proxy Statement.

Nevertheless, the Company does not believe that the Staff intended SLB 14B to be a license for proponents to include in registrants' proxy statements phrases and statements which the Staff has previously considered in virtually identical shareholder proposals and determined to be materially false or misleading. As detailed above, the Proposal is virtually identical to the AFSCME proposal that was at issue in *Adobe*. In *Adobe*, the Staff determined that four separate statements used by AFSCME in its supporting statement were false and misleading and issued a no-action letter that instructed ASFCME to remedy such statements as a condition to inclusion of its proposal in Adobe Systems, Inc.'s 2003 proxy statement. Despite the Staff's clear instructions to ASFCME in *Adobe*, three of those four statements have been included in the Proposal submitted to Amgen. The Proposal's supporting statement contains language in exactly, or almost exactly, the form that the Staff previously determined to be false and misleading. More specifically:

(a) The second sentence in the second paragraph of the supporting statement to the Proposal is nearly identical to the first sentence of the third paragraph of the supporting statement in *Adobe*. In *Adobe*, the Staff indicated that this statement would be false or misleading unless AFSCME were to recast it as an opinion.

(b) Except for the names of the respective registrants, the first sentence in the third paragraph of the supporting statement to the Proposal is identical to the first sentence of the fifth paragraph in the supporting statement in *Adobe*. In *Adobe*, the Staff indicated that this statement would be false or misleading unless AFSCME were to recast it as an opinion.

(c) Finally, the second sentence in the third paragraph of the supporting statement to the Proposal is nearly identical to the second sentence of the fifth paragraph in the supporting statement in *Adobe*. In *Adobe*, the Staff indicated that this statement would be false or misleading unless AFSCME were to "...provide factual support for the statement in the form of a citation to a specific source...."

The Company respectfully submits to the Staff that, where identical or virtually identical statements and phrases included in a proponent's shareholder proposal or supporting statement have been previously considered by the Staff in a substantially similar context and found to be false or misleading, registrants should be able to satisfy their burden under SLB 14B to demonstrate "... objectively that a factual statement is materially false or misleading" by citing to applicable Staff no-action letter authority.

We are also cognizant of the Staff's view, as expressed in SLB 14B, that, "...the staff's process of becoming involved in evaluating wording changes to proposals and/or supporting statements... is not beneficial to participants in the process and diverts resources away from analyzing core issues arising under 14a-8." However, where, as here, remedies for the false or misleading language in question have already been suggested by the Staff in a no-action letter, we do not believe that the Staff need waste valuable resources reconsidering the language and possible remedies *de novo*. Rather, we believe that the remedies that the Staff required of AFSCME in *Adobe*, and which ASFCME ignored when submitting the Proposal, are equally effective with respect to the Proposal and we respectfully request that the Staff concur with our view that the phrases and statements noted above from the Proposal's supporting statement are false and misleading and may be omitted by the Company unless AFSCME remedies those statements.

III. Conclusion

Based upon Rule 14a-8(i)(10) and the aforementioned precedent, we respectfully request that the Staff concur with our view that the Company has substantially implemented the Proposal for the reasons set forth in this letter and confirm that the Staff will not recommend any enforcement action if the Company omits the Proposal from the Proxy Statement. In the event that the Staff cannot concur with this view, we respectfully request that the Staff concur with our view that the phrases and statements from the Proposal's supporting statement noted in (a) – (c) of Part II of this letter are false or misleading within the meaning of Rule 14a-9 and may be omitted by the Company unless AFSCME remedies those statements in the manner indicated by the Staff to AFSCME in *Adobe*.

Six copies of this letter and the Proposal are included herewith in accordance with Rule 14a-8(j). By copy of this letter to AFSCME, we are advising it of the Company's intent to exclude the Proposal from the Proxy Statement. Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed pre-addressed, postage-paid envelope.

We would appreciate a response from the Staff as promptly as possible. Should the Staff disagree with the conclusions set forth in this letter or require additional information in support of our conclusions, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (213) 891-8640, if we can be of any further assistance in this matter.

Very truly yours,



Bradley A. Helms
of LATHAM & WATKINS LLP

cc: Charles Jurgonis, AFSCME Pension Plan
Mark A. Schlossberg, Esq., Amgen Inc.
Ellen L. Gams, Esq., Amgen Inc.
Ana G. Rodriguez, Esq., Amgen Inc.

EXHIBIT A

AFSCME SHAREHOLDER PROPOSAL




RECEIVED
DEC 6 2004

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

December 3, 2004

<u>Via Overnight Mail and Telecopier (805) 447-1010</u>

Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

Attention: David J. Scott, Senior Vice President, General Counsel and Corporate Secretary

Dear Mr. Scott,

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2004 proxy statement of Amgen Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 13,070 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE/JK:sf
Enclosure

RESOLVED, that stockholders of Amgen Systems, Inc. ("Amgen") urge the Compensation and Management Development Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs during their employment, and to report to stockholders regarding the policy before Amgen's 2006 annual meeting of stockholders. The Committee should define "significant" (and provide for exceptions in extraordinary circumstances) by taking into account the needs and constraints of Amgen and its senior executives; however, the stockholders recommend that the Committee not adopt a percentage lower than 75% of net after tax shares. The policy should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation makes up a substantial portion of senior executive compensation at Amgen. During fiscal year 2003, Chairman and CEO Kevin Sharer received $3,573,333 in salary and bonus, while the stock options he received had a potential future value of $12,063,403 or $28,112,859, depending on the return assumption. Also for 2003, Executive Vice President Dennis Fenton received $1,871,800 in salary and bonus, while the options he received had potential future value of $4,021,134 or $9,370,953, depending upon return assumption. In fiscal year 2003, Sharer exercised 157,172 options for realized value of $5,357,513, while in 2002 he exercised 300,000 options with realized value of $9,821,158. In fiscal years 2003 and 2002, Fenton exercised 284,104 options for realized value of $11,740,369. For the fiscal years 2000 through 2003, Sharer received 2,800,000 options and Fenton received 633,800.

Amgen claims that option grants allow executives to share, along with stockholders, in the long-term performance of the Company. Unfortunately, Amgen's generous equity compensation programs have yet to translate into meaningful levels of stock ownership. Amgen's most recent proxy statement disclosed that Fenton owned zero shares outright, while Sharer owned only 9,856 shares outright, down from the 12,032 he owned outright as of the 2003 proxy statement. We believe that the alignment benefits touted by Amgen are not being fully realized.

Requiring senior executives to hold a significant portion of shares obtained through compensation plans would focus them on Amgen's long-term success and would help align their interests with those of Amgen's stockholders. A 2002 report by a commission of The Conference Board endorsed the idea of such a requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

As long-term stockholders, we believe it's critical for compensation programs to incentivize executives to manage for the company's long-term interests. Recent events have, we think, shown the dangers of a short-term mentality in which executives extract value through equity-based compensation, and then cash out before the effects of their mismanagement become apparent to other shareholders.

We urge stockholders to vote for this proposal.


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

December 3, 2004

Via Overnight Mail and Telecopier (805) 447-1010

Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320

Attention: David J. Scott, Senior Vice President, General Counsel and Corporate Secretary

Dear Mr. Scott:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,



Charles Jurgonis
Plan Secretary

CJ/JK:sf
Enclosure



STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQ97N
North Quincy, MA 02171

Telephone: (617) 985 7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

November 23, 2004

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for Amgen (cusip 031162100)

Dear Ms. Waybright:

State Street Bank and Trust Company is Trustee for **13,070 shares of Amgen** common stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Amgen stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky

EXHIBIT B

ADOBE SYSTEMS, INC. NO-ACTION LETTER

I. **NO-ACT, WSB File No. 0203200302 , Adobe Systems Inc., (Jan. 17, 2003)**

Adobe Systems Inc.

Public Availability Date: January 17, 2003
WSB File No. 0203200302
Fiche Locator No. 3539B9
WSB Subject Category: 77
References:
Securities Exchange Act of 1934, Section 14(a) ; Rule 14a-8
--------------------Washington Service Bureau Summary--------------------

"...A shareholder proposal, which urges this company's board of directors to adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity compensation programs during their employment with the company, may not be omitted from the company's proxy material in its entirety under rule 14a-8(i)(3). However, the staff states that portions of the supporting statement may be omitted as false and misleading under rule 14a-9 if the proponent does not provide the company, within seven days after receipt of the staff's response, with a supporting statement revised in the manner indicated. The staff states that the proposal may not be omitted from the company's proxy material under rules 14a-8(i)(2) and (i)(6) where the company has not met its burden of establishing that the proposal would violate applicable state law."

[INQUIRY LETTER]

December 10, 2002

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

JUDICIARY PLAZA

WASHINGTON, D.C. 20549

Re: Stockholder Proposal for Inclusion in Adobe Systems Incorporated 2003 Annual Proxy Statement

Ladies and Gentlemen:

On behalf of our client, Adobe Systems Incorporated, a Delaware corporation (the "Company" or "Adobe"), and in accordance with Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby file six copies of the Proposal (as defined below) submitted for inclusion in the Company's proxy statement for its 2003 Annual Meeting of Stockholders (the "Proxy Statement"), the Supporting Statement thereto (as defined below), and a copy of this letter. The Company currently expects to hold its 2003 Annual Meeting of Stockholders in April 2003 and to distribute the Proxy Statement on or about March 7, 2003.

By letter dated November 1, 2002, the American Federation of State, County and Municipal Employees ("AFSCME") submitted a proposal (the "Proposal"), together with a supporting statement (the "Supporting Statement"), to the Company for inclusion in the Proxy Statement. The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

RESOLVED, that stockholders of [Adobe] urge the Executive Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives of Adobe retain a significant percentage of shares acquired through equity compensation programs during their employment with Adobe, and to report to stockholders regarding the policy before Adobe's 2004 annual meeting of stockholders. The Committee should define "significant" (and provide for exceptions in extraordinary circumstances) by taking into account the needs and constraints of Adobe and its senior executives; however, the stockholders recommend that the Committee not adopt a percentage lower than 75%. The policy should address the permissibility of transactions which do not constitute outright sales, such as hedging transactions, but which reduce the risk of loss to the executive.

After careful consideration, the Company intends to omit the Proposal and the Supporting Statement from its Proxy Statement. It is the Company's view that the Proposal and Supporting Statement may be properly omitted for the following, separately sufficient, reasons:

1. The Proposal, if implemented, would cause the Company to violate state law to which it is subject and is beyond the power and authority of the Company to lawfully effectuate; therefore, the Proposal may be omitted in accordance with Rules 14a-8(i)(2) and 14a-8(i)(6); and

2. Portions of the Supporting Statement are false and/or misleading with respect to material facts, and omit to state material facts necessary in order to make the Supporting Statement not false or misleading, and may be omitted in accordance with Rule 14a-8(i)(3).

I. Under Rules 14a-8(i)(2) and 14a-8(i)(6), the Proposal may be omitted because, if implemented, it would cause the company to violate state law to which it is subject and is beyond the power of the Company to lawfully effectuate.

The proposal, if implemented, would cause the Company to breach its stock option agreement with each senior executive option grantee. The Company's Amended 1994 Stock Option Plan (the "1994 Plan") states "no amendment may adversely effect any then outstanding Option or any unexercised portion thereof without the consent of the Optionee...." To the extent that the Proposal requires the Company, unilaterally, to adversely effect any outstanding option or any exercised option by restricting the resale of the securities underlying such options, it requires the Company to breach its obligations under the 1994 Plan. To the extent the Proposal may be interpreted as requiring the Company to violate terms of existing option agreements, it also requires the Company to violate state law and therefore may be omitted under Rule 14a-8(i)(2). Safety 1st, Inc. (Feb. 2, 1998).

The Division has also recognized that shareholder proposals requiring a company to breach existing obligations may be omitted pursuant to Rule 14a-8(i)(6), as such proposals deal with matters beyond the company's power to effectuate. Safety 1st, Inc. (Feb. 2, 1998).

II. Under Rule 14a-8(i)(3), the Supporting Statement may be omitted because it is misleading as it omits material facts.

The Supporting Statement contains numerous statements that are false and/or misleading in violation of Rule 14a-9, which justifies its omission in its entirety under Rule 14a-8(i)(3). If the Supporting Statement is not omitted in its entirety, the Company believes that portions of it may be omitted pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that if a supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, it may be omitted. Rule 14a-9 prohibits solicitations that omit any material fact necessary in order to make the statements not false or misleading. The Supporting Statement is misleading because it fails to provide all of the information necessary to enable the stockholders reading the Supporting Statement to consider its validity, including the following:

A. First paragraph of the Supporting Statement

"In fiscal year 2001, CEO Bruce Chizen received cash compensation of $1,161,610, while the stock options he received were valued at $11,060,554 or $26,491,949, depending on the return assumptions." This statement is misleading and properly excludable. The options were not "valued." Rather, the figures reflect *potential future* values based on return assumptions mandated by the Commission and contained in the Company's prior proxy statement. The Supporting Statement's presentation suggests a minimum value of $11,060,554, which is misleading. The Supporting Statement is further misleading by failing to note that the options were granted at fair market value.

"Institutional Shareholder Services calculated that the potential voting power dilution resulting from Adobe's equity compensation plans stands at 36.3%, well above the 20% peer group median." This statement is properly excludable because it fails to provide factual support in the form of a citation to a specific study and publication date. The Boeing Co. (Mar. 2, 2002). This statement is also properly excludable because it is false and misleading. The statement is false because according to an Institutional Shareholder Services report dated March 19, 2002, the potential voting power dilution is 22.6%, not 36.4%. However, even the correct 22.6% figure is misleading because it combines executive officer and non-executive officer options. Non-executive officer options would be unaffected by the proposal. Finally, the statement is misleading because the Supporting Statement fails to articulate any connection between potential dilution and the Proposal.

B. Second and third paragraphs of the Supporting Statement

These paragraphs should be omitted in their entirety because they misleadingly suggest that current equity compensation programs for Company executives reflect a lack of alignment of interests between executives and stockholders. The Company believes that the current equity compensation programs, including those that grant stock options, closely align its executive's interests with those of its stockholders and provide a major incentive to executives in building stockholder value. The Supporting Statement fails to either articulate how the current equity compensation programs are unsuccessful at aligning executive and stockholder interests or how the Proposal would further align executive and stockholder interests.

C. Fifth paragraph of the Supporting Statement

"Requiring senior executives to hold a significant portion of shares obtained through compensation plans would focus them on Adobe's long-term success and would help align their interests with those of Adobe's stockholders." This statement is properly excludable because it inappropriately and misleadingly casts an opinion as a statement of fact. See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp. (Aug. 10, 2001).

"A recent report by a commission of The Conference Board endorsed the idea of such a requirement, stating that the long-term focus promoted thereby 'may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions.'" This statement is properly excludable becauseit fails to provide factual support in the form of a citation to a specific study and publication date. The Boeing Co. (Mar. 2, 2002).

* * * * *

Conclusion

By copy of this letter, AFSCME is being notified that for the reasons set forth herein the Company intends to omit the Proposal, and the Supporting Statement thereto, from its Proxy Statement. As previously stated, we request that the Commission confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Statement. We would appreciate an opportunity to confer with the Commission concerning these matters prior to the issuance of your response. If you need any additional information, please call the undersigned.

Sincerely,

/s/

Doreen E. Lilienfeld

SHEARMAN & STERLING

599 Lexington Avenue

New York, NY 10022

212-848-8000

Enclosures

[APPENDIX]

RESOLVED, that stockholders of Adobe Systems, Inc. ("Adobe") urge the Executive Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives of Adobe retain a significant percentage of shares acquired through equity compensation programs during their employment with Adobe, and to report to stockholders regarding the policy before Adobe's 2004 annual meeting of stockholders. The Committee should define "significant" (and provide for exceptions in extraordinary circumstances) by taking into account the needs and constraints of Adobe and its senior executives; however, the stockholders recommend that the Committee not adopt a percentage lower than 75%. The policy should address the permissibility of transactions which do not constitute outright sales, such as hedging transactions, but which reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation makes up a substantial portion of senior executive compensation at Adobe. In fiscal year 2001, CEO Bruce Chizen received cash compensation of $1,161,610, while the stock options he received were valued at $11,060,554 or $26,491,949, depending on the return assumption. In 1999 and 2000, he received, in the aggregate, options to buy 1,726,000 shares. Since 1996, Mr. Chizen has been awarded 116,750 shares of restricted stock. Institutional Shareholder Services calculated that the potential voting power dilution resulting from Adobe's equity compensation plans stands at 36.3%, well above the 20% peer group median.

Adobe claims that equity-based compensation promotes alignment between executive and stockholder interests. In the 2002 proxy statement, the Executive Compensation Committee report stated, "The Committee believes that [equity] forms of compensation closely align the officers' interests with those of stockholders and provide a major incentive to officers in building stockholder value."

Unfortunately, Adobe's generous equity compensation programs have not translated into significant levels of stock ownership. Adobe's most recent proxy statement disclosed that Mr. Chizen only owned 11,638 shares outright. According to insider transactions reports, in April 2002, he exercised options to buy 150,000 shares and sold them all on the same day. Similar transactions in 2000 and 2001 were also reported. We believe that alignment benefits are not being realized.

As long-term stockholders, we believe it's critical for compensation programs to incentivize executives to manage for the company's long-term interests. Recent events have, we think, shown the dangers of a short-term mentality in which executives extract value through equity-based compensation, then cash out before the effects of their mismanagement become apparent to other shareholders.

Requiring senior executives to hold a significant portion of shares obtained through compensation plans would focus them on Adobe's long-term success and would help align their interests with those of Adobe's stockholders. A recent report by a commission of The Conference Board endorsed the idea of such a requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

We urge stockholders to vote FOR this proposal.

[INQUIRY LETTER]

November 1, 2002

Via Facsimile and Overnight Mail

Adobe Systems, Inc.

345 Park Avenue

San Jose, CA 95110-2704

Attention: Corporate Secretary

Dear Sir or Madam:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2002 proxy statement of Adobe Systems, Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,747 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal and Proof of Ownership is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at 202-429-5024.

Sincerely,

/s/

GERALD W. McENTEE

Chairman

GWMcE:mzk

Attachment

[INQUIRY LETTER]

January 7, 2003

Securities and Exchange Commission

Division of Corporation Finance

Office of Chief Counsel

450 Fifth Street, NW

Washington, DC 20549

Regarding: *Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Adobe Systems Incorporated*

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Adobe Systems Incorporated ("Adobe" or the "Company") a shareholder proposal (the "Proposal") requesting that the Executive Compensation Committee of Adobe's Board of Directors (the "Committee") adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs during their employment with Adobe and to report to stockholders regarding the policy before Adobe's 2004 annual meeting of stockholders.

In a letter to the Commission dated December 10, 2002, Adobe stated that it intends to omit the Proposal from its proxy materials being prepared for the 2003 annual meeting of shareholders. Adobe argues that the Proposal is excludable pursuant to Rule 14a-8(i)(2) and (i)(6) because it would cause Adobe to breach its contractual obligations. Adobe also contends that all or some portion of the Proposal's supporting statement may be omitted because it is false or misleading in violation of Rule 14a-8(i)(3).

Violation of State Law/Beyond Company's Power to Effectuate

Rule 14a-8(i)(2) permits exclusion of any proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) provides that a company may omit a proposal "[i]f the company would lack the power or authority to implement" it. Adobe claims that the Proposal would cause it to violate state law--and thus is beyond its power to implement-- "[t]o the extent that the Proposal requires the Company, unilaterally, to adversely effect [sic] any outstanding option or any exercised option by restricting the resale of the securities underlying such options" or "[t]o the extent the Proposal may be interpreted as requiring the Comnany to violate terms of existing option agreements."

Adobe has failed to meet its burden of showing that implementation of the Proposal could possibly conflict with the terms of the 1994 Stock Option Plan, as amended (the "1994 Plan") or any stock option agreement entered into pursuant to the 1994 Plan. Adobe refers to a section of the 1994 Plan providing that "no amendment may adversely affect any then outstanding Option or any unexercised portion thereof without the consent of the Optionee ..." That provision, however, refers to an amendment to or termination of the 1994 Plan itself. The Proposal does not ask Adobe to amend or terminate the 1994 Plan, nor does Adobe explain why implementation of the Proposal would require such an action.

Similarly, Adobe contends that the Proposal "may be interpreted" as requiring Adobe to violate the terms of existing stock option agreements but does not provide a form of such agreement or describe the provision that could be violated by a policy like the one sought by the Proposal. (Adobe did not include the form of stock option agreement, an exhibit to the 1994 Plan, when it filed the 1994 Plan as an exhibit to its S-8 on May 30, 1997.)

Adobe's argument appears to be premised on the notion that a policy regarding senior executive retention of shares would necessarily work by restricting an executive's ability to sell particular shares acquired upon exercise of options. Such a reading of the Proposal is too narrow. Although such restrictions on sale could be one mechanism used in effecting a retention policy--indeed, other companies impose exactly these kinds of restrictions--the Proposal does not mandate their use.

The Proposal, which is non-binding, is drafted to give the Committee significant discretion in deciding how to develop and implement the retention policy. The Committee could, for example, elect to use sale restrictions on particular shares but choose to phase in their use by applying them only to new option grants, thus sidestepping the concerns raised by Adobe. Or, the Committee could instead decide to impose an overall percentage test: if the Committee set the percentage at 75%, for example, an executive who holds 200,000 shares acquired through equity compensation programs on the first reporting date and acquires 40,000 shares before the next reporting date by exercising options would need to show that he continued to hold 180,000 shares (75% of 240,000). Such an arrangement would leave the executive free to sell all of the newly acquired shares, plus some of the shares previously held.

The Proposal's flexibility in this regard--and the ability it gives the Committee to fashion and implement a policy that will not cause Adobe to breach any contractual obligation--contrasts sharply with the proposal at issue in the Safety 1st letter [1] cited by Adobe. In Safety 1st, the proposal required the company to reverse a stock option repricing that had already occurred and been memorialized in stock option agreements with optionholders. It was undisputed that by unilaterally changing the exercise price, Safety 1st would be breaching those agreements. For that reason, the SEC staff permitted Safety 1st to exclude the proposal unless the proponent revised the proposal to apply only to future option grants. Here, by contrast, the Proposal does not require Adobe to breach any existing option agreement or violate the terms of the 1994 Plan. Accordingly. Adobe should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(2) or (i)(6).

Materially False or Misleading Statements

Rule 14a-8(i)(3) allows a company to exclude a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Adobe characterizes several portions of the Proposal's supporting statement as false or misleading and thus excludable.

First, Adobe points to a discussion of the value of options awarded to CEO Bruce Chizen in 2001, objecting that the figures provided in Adobe's proxy statement were "potential future" values rather than simply values. Although the Plan believes that it has accurately described Adobe's disclosure on this point, the Plan would be willing to change "were valued at" to "had a potential future value of" if the Staff believes the change would be helpful for Adobe's stockholders. The Plan does not believe, however, as Adobe urges, that it is false or misleading not to state that the exercise price of the options were equal to the market price on the grant date. The exercise price of nearly all options granted by American corporations are set at the grant date market price; there is nothing special about this feature of Mr. Chizen's award, and shareholders would assume that the options were granted at market unless they were informed otherwise.

Second, Adobe is correct that the supporting statement misstates the total voting power dilution figure calculated by Institutional Shareholder Services. The 36.3% figure in the supporting statement was provided by the Investor Responsibility Research Center. Because there is a significant discrepancy between that figure and ISS's figure of 22.56%, the reason for which the Plan has been unable to determine, the Plan agrees that the entire sentence should be deleted.

Third, Adobe urges that the second and third paragraphs of the supporting statement, which discuss the importance of aligning executive and shareholder interests and the fact that Adobe's equity compensation programs have not led to significant ownership by its CEO, should be excluded. Contrary to Adobe's assertion, the supporting statement does in fact articulate in some detail how the current programs have failed to achieve alignment. Despite substantial stock option grants, Mr. Chizen owns only 11,638 shares of Adobe stock outright. This number represents less than 10% of the shares of restricted stock Mr. Chizen has been granted since 1996. On several occasions, he has exercised stock options and sold every single share acquired on the same day. At current stock prices, he owns only about $293,044 worth of Adobe stock, less than one-third of his cash compensation in 2001 alone. The Proposal could not be clearer about how Adobe's equity compensation programs have failed to align senior executives' interests with those of stockholders.

Nor does the Proposal fail, as Adobe claims, to explain how the retention policy urged in the Proposal would better align executive and stockholder interests: By insisting that senior executives hold a significant portion of shares obtained through equity compensation programs while they are employed by Adobe, the Proposal would transform Adobe executives into substantial long-term shareholders, which they currently are not. This is the very essence of alignment.

Finally, the Plan does not object to characterizing the first sentence of the fifth paragraph of the supporting statement as the Plan's opinion, although the Plan believes that recent research convincingly demonstrates that companies whose executives have high levels of outright stock ownership outperform companies whose executives' ownership stakes are smaller or who predominantly hold options. The Plan is also willing to revise the Proposal to state that the Findings and Recommendations of the Conference Board Commission on Public Trust and Private Enterprise were published in 2002.

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-5024.

Sincerely,

/s/

Michael R. Zucker

Director

Office of Corporate Affairs

cc: Doreen E. Lilienfeld

Shearman & Sterling

Fax # 646-848-7171

[STAFF REPLY LETTER]

January 17, 2003

Response of the Office of Chief Counsel *Division of Corporation Finance*

Re: Adobe Systems Incorporated

Incoming letter dated December 10, 2002

The proposal urges the board of directors to adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity compensation programs during their employment with Adobe.

We are unable to conclude that Adobe has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Adobe may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Adobe may omit the entire supporting statement under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Institutional Shareholder Services calculated the potential ..." and ends "... above the 20% peer group median";

- recast the sentence that begins "Unfortunately, Adobe's generous ..." and ends "... levels of stock ownership" as the proponent's opinion;

- recast the sentence that begins "Requiring senior executives to hold ..." and ends "... those of Adobe's stockholders" as the proponent's opinion; and

- provide factual support in the form of a citation to a specific source for the sentence that begins "A recent report by..." and ends "... making other potentially negative short-term decisions.'"

Accordingly, unless the proponent provides Adobe with a supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Adobe omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

/s/

Katherine W. Hsu

Attorney-Advisor

[1]Safety 1st. Inc. (available Feb. 2, 1998).

EXHIBIT C

AMGEN INC. STOCK OWNERSHIP GUIDELINES

EXHIBIT B

AMGEN STOCK OWNERSHIP GUIDELINES

KEY PROGRAM FEATURES

Feature	Executive	External Board Members
Guideline	CEO: 5x Base Salary	5x Annual Retainer
EVPs:	3x Base Salary	
SVPs:	2x Base Salary	
VPs:	1x Base Salary	
Compliance	Within 5 years	Within 5 years
Eligible Shares owned	Outright & beneficially owned	Outright & beneficially
Market purchase	Market Purchase	
Option Exercise:	Option Exercise:	
•Cash	•Cash	
Stock Swap	•Stock Swap	
ESPP shares		
401(k) shares		
Restricted stock		


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN


RECD S.E.C.
JAN 5 2005
1086

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

January 3, 2005

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Amgen Inc.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), submitted to Amgen Inc. ("Amgen") a shareholder proposal (the "Proposal") asking the Compensation and Management Development Committee of Amgen's board to adopt a policy (the "Retention Policy") requiring executives to retain a significant proportion of shares received through equity compensation programs for the duration of their employment with Amgen. The Proposal did not specify a retention ratio, but suggested that a percentage of at least 75% would be desirable, and recommended that the Retention Policy address the permissibility of hedging transactions. The Proposal also asked that Amgen report to shareholders on the Retention Policy before the company's 2006 annual meeting of shareholders.

In a letter to the Commission dated December 20, 2004, Amgen stated that it intends to omit the Proposal from its proxy materials being prepared for the 2005 annual meeting of shareholders. Amgen argues that it has substantially implemented the Proposal and thus may exclude it pursuant to Rule 14a-8(i)(10), and that portions of the Proposal are false or misleading and thus excludable under Rule 14a-8(i)(3).

Because there are significant differences between the steps Amgen has taken regarding executive stock ownership and the actions requested in the Proposal, Amgen has failed to meet its burden of proving that it has substantially implemented the Proposal. The Plan does not, however, object to revising the Proposal to address Amgen's (i)(3) concerns; indeed, not conforming the Proposal to the Staff's ruling on the Plan's proposal at Adobe Systems was the result of a clerical error, and the Plan would have readily made the changes, without the necessity of a no-action request, if Amgen had simply requested them.

Substantial Implementation

Rule 14a-8(i)(10) allows omission of a proposal that has been substantially implemented by the registrant. Amgen claims that its adoption of a stock ownership requirement, which mandates that executives own Amgen stock worth a specified multiple of the executive's salary, coupled with a prohibition on hedging transactions, satisfies the Proposal and constitutes substantial implementation. Amgen makes much of statements by the Plan in response to a request by Adobe Systems for no-action relief on a substantially similar proposal that the proposal is intended to be "flexible" and that the board would have significant discretion in implementing it.

The statements Amgen cites were made in response to arguments by Adobe that the proposal could require Adobe to violate existing stock option agreements with executives if the proposal were implemented by restricting sale of shares acquired after the exercise of options already awarded. The Plan simply made the point that the retention policy sought in the proposal could be implemented in numerous ways that would not cause any violation of existing contracts, and that the board had discretion to choose such mechanisms. These concerns are not present here.

Even a flexible proposal can only be stretched so far. Amgen has adopted a stock ownership guideline, while the Proposal recommends use of a retention ratio. Although both mechanisms have in common a goal of facilitating executive stock ownership, they differ in important respects.

The Plan proposed a retention ratio because it is concerned not only about the absolute amount of stock owned by executives, but also about the dilution of shareholders' ownership stake via equity compensation awards. The Plan believes that equity compensation should not function as disguised cash compensation, which occurs when executives sell shares acquired through equity compensation. A stock ownership requirement addresses this concern only indirectly, and only until executives reach the required ownership threshold. After that point, an executive is free to sell all shares received. A retention ratio, by contrast, ensures that executives continue to own a specified percentage of all awards.

The treatment of stock ownership requirements and retention ratios by experts in the compensation field makes clear that these are two distinct mechanisms. These experts have leveled significant criticism at stock ownership requirements in recent years, especially following the collapse of the bull market of the late 1990s and 2000. For example, consulting firm Towers Perrin stated in a June 2001 article that stock price drops "could have the effect of a margin call" on an executive subject to a stock ownership requirement. Towers Perrin concluded that "the weaknesses in the standard multiple-of-salary approach represent a real threat to the stability of a company's management team, exactly the opposite of what's needed in a tough business environment."[1] Towers Perrin suggested, among other things, instituting a retention ratio instead of a stock ownership requirement.

Compensation specialist Frederic W. Cook has also favored use of a retention ratio over stock ownership requirements. In a July 2002 memorandum, the company expressed concern that stock ownership requirements allow "short-term profit maximization through insider stock sales" once the ownership threshold has been satisfied and create problems for executives in declining stock market conditions. The memorandum stated, "A less common type of ownership guideline that avoids the problems inherent in multiple-of-salary guidelines is the 'retention ratio' approach. . . We believe the advantages of the retention ratio make it more attractive than the multiple-of-salary approach for structuring stock ownership guidelines."[2]

In sum, the Proposal recommends the use of a retention ratio to align the interests of senior executives with those of shareholders, a means that differs in key respects from Amgen's stock ownership guideline. Accordingly, Amgen has not substantially implemented the Proposal, and should not be permitted to exclude it in reliance on Rule 14a-8(i)(10).

False or Misleading Statements

Amgen objects to certain statements in the Proposal, and correctly notes that the Staff required revision of these statements as they appeared in the 2003 proposal at Adobe. The failure to conform these statements to the Staff's 2003 letter was the result of a clerical error and not an intentional effort to sidestep the Staff's decision. Indeed, the Plan would have readily agreed to make the changes sought by Amgen if Amgen had simply asked us to do so. A revised version of the Proposal reflecting these changes will be submitted to Amgen immediately if the Staff determines that Amgen has not substantially implemented the Proposal.

Please do not hesitate to contact me on (202) 429-1007 if you need additional information or if we can be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

---

[1] "Executive Stock Ownership: Improving Upon a Good Idea," Perspectives On . . . (June 2001), reprinted at www.boardmember.com/network/index.pl?section=1081&article_id=11391&show=article (last visited Dec. 29, 2004).

[2] Frederic W. Cook & Co., Inc., "The 'Retention Ratio' Ownership Guideline" (July 25, 2002), available at www.fwcook.com/alert_letters/7-25-02RetentionRatioOwnershipGuideline.pdf (last visited Dec. 29, 2004).

cc: Bradley A. Helms Esq.
Fax # 213-891-8763

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amgen Inc.
Incoming letter dated December 20, 2004

The proposal urges the board of directors to adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity compensation programs during their employment with Amgen, and to report to shareholders regarding the policy before Amgen's 2006 annual meeting of shareholders.

We are unable to concur in your view that Amgen may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Amgen may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Amgen may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Amgen may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Daniel Greenspan
Attorney-Advisor